UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Amendment No. 3)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Eagle Bulk Shipping Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y2187A127
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Opps EB Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292[1,2]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292[1,2]
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03% [3]
14	TYPE OF REPORTING PERSON OO

_____________________
1 Consists of (i) 15,417,928 shares of Common Stock, par value $0.01 (“Common Stock”), of Eagle Bulk Shipping Inc. (the “Issuer”) and (ii) 364 shares of Common Stock issuable upon exercise of the warrants (the “Warrants”) issued and distributed by the Issuer to the Reporting Persons in connection with the Restructuring (as defined below).
2 All Common Stock share numbers reported in this Amendment reflect the 1-for-20 reverse stock split of the Common Stock that was effective as of 5:00 p.m., Eastern Time, on August 4, 2016.
3 The percentages are calculated based upon (i) the 18,804,203 shares of Common Stock reported to be outstanding as of August 9, 2016 by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016, (ii) the 29,333,318 shares of Common Stock issued by the Company upon the closing under the Stock Purchase Agreement (the “Stock Purchase Closing”), as reported in Exhibit 99.1 to its Form 8-K filed with the SEC on August 10, 2016, (iii) 364 shares of Common Stock issuable upon exercise of the Warrants but excluding (x) shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer in connection with the Restructuring (other than Warrants held by the Reporting Persons), and (y) any shares issued pursuant to a management incentive plan.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the sole director of OCM Opps EB Holdings, Ltd.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03%
14	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 6 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,418,292*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,418,292*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.03%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 7 of 8

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 24, 2014, as amended by that certain Amendment No. 1 filed with Securities and Exchange Commission on January 14, 2015, that certain Amendment No. 2 filed with the Securities and Exchange Commission on August 17, 2016 (collectively, this “Schedule 13D”), by (i) OCM Opps EB Holdings, Ltd., a Cayman Islands exempted company; (ii) Oaktree Capital Management, L.P., a Delaware limited partnership; (iii) Oaktree Holdings, Inc., a Delaware corporation; (iv) Oaktree Capital Group, LLC, a Delaware limited liability company; and (v) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company  (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.01 (the “Common Stock”) of Eagle Bulk Shipping Inc., a Republic of the Marshall Islands corporation (the “Issuer”).
The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented by adding thereto the following:

“On September 7, 2016, the Issuer, certain affiliates of the Reporting Persons and certain other investors named therein (collectively, the “Purchasers”) entered into a Termination Agreement (the “Termination Agreement”) to the Preferred Stock Purchase Agreement, dated as of May 26, 2016 (the “Preferred Stock Purchase Agreement”), pursuant to which the obligations of the Company under the Preferred Stock Purchase Agreement, including the obligation to issued Cumulative Redeemable Series A Preferred Stock (the “Preferred Stock”) to the Purchasers thereunder, were terminated in exchange for a payment to the Purchasers by the Company in an aggregate amount equal to $125,254.80, which was split among the Purchasers according to their pro rata portion of the Preferred Stock  to be purchased under the Preferred Stock Purchase Agreement.

The foregoing description of the Termination Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreement, which is referenced in Exhibit 1 to this Schedule 13D, and which is hereby incorporated by reference into this Item 6.”

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D:

Exhibit 1
Termination Agreement, dated as of September 7, 2016, by and among Eagle Bulk Shipping, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2016)

CUSIP No. Y2187A127	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of September 7, 2016.

OCM OPPS EB HOLDINGS, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President